# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ares Core Infrastructure Fund, CIK 0002031750
CUSIP: 04021D108
Title of class of securities: Common Shares of Beneficial Interest, par value $0.01 per share
Address of issuer's principal executive offices: 245 Park Avenue, 44th Floor, New York, New York (NY), 10167
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-25-013144
Filed by CIK 0002053781

## Reporting persons
- JPH Private Investments LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 422,179; shared voting power 0; sole dispositive power 422,179; shared dispositive power 0; aggregate amount beneficially owned 422,179 (2% of the class)
  Comment: See Item 4(b) for further information regarding the calculation of the percentage in Row 11.
- Jeffrey Horing: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 422,179; shared voting power 0; sole dispositive power 422,179; shared dispositive power 0; aggregate amount beneficially owned 422,179 (2% of the class)
  Comment: See Item 4(b) for further information regarding the calculation of the percentage in Row 11.

## Item 1. Issuer
Name of issuer: Ares Core Infrastructure Fund
Address of issuer's principal executive offices: 245 Park Avenue 44th Floor New York, NY, 10167

## Item 2. Person Filing
Name of person filing:
This statement is being jointly filed by JPH Private Investments LLC, a Delaware limited liability company ("JPH"), and Jeffrey Horing, an individual (each, a "Reporting Person").
The filing of this Amendment No. 1 constitutes an exit filing for the Reporting Persons.
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is 1114 Avenue of the Americas, 36th Floor, New York, New York 10036
Citizenship: JPH is a Delaware limited liability company. Jeffrey Horing is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: JPH is the record holder of 422,179 Common Shares of Beneficial Interest (the "Common Shares") of Ares Core Infrastructure Fund (the "Issuer"). Jeffrey Horing is the Manager of JPH and has sole voting and dispositive power over the shares held by it. As such, Jeffrey Horing may be deemed to beneficially own all 422,179 Common Shares held by JPH. The filing of this Amendment No. 1 constitutes an exit filing for the Reporting Persons.
Percent of class: The 422,179 Common Shares beneficially owned by JPH represented approximately 2.0% of the 21,375,005.181 Common Shares of the Issuer outstanding as of March 10, 2025, as reported on Form 10-K of the Issuer filed with the U.S. Securities and Exchange Commission on March 13, 2025. The 422,179 Common Shares beneficially owned by Jeffrey Horing represented approximately 2.0% of the 21,375,005.181 Common Shares of the Issuer outstanding as of March 10, 2025, as reported on Form 10-K of the Issuer filed with the U.S. Securities and Exchange Commission on March 13, 2025.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended

## Signatures
- JPH Private Investments LLC: /s/ Jeffrey Horing, Jeffrey Horing/Manager (05/06/2025)
- Jeffrey Horing: /s/ Jeffrey Horing, Jeffrey Horing (05/06/2025)